Exhibit 99.1

Neptune Announces Fiscal First Quarter 2022 Earnings Date

LAVAL, QC, July 28, 2021 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified health and wellness company focused on plant-based, sustainable lifestyle brands, announced it will report its financial results for the fiscal first quarter 2022 before the market opens on August 12, 2021.

Following the release of its financial results, the Company will host a conference call at 10:00 a.m. (Eastern Time) on Thursday, August 12, 2021, to discuss these results.  The conference call will be webcast live and can be accessed by registering on Neptune's Investor Relations website at www.investors.neptunewellness.com.

About Neptune Wellness

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness.  Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

View original content:https://www.prnewswire.com/news-releases/neptune-announces-fiscal-first-quarter-2022-earnings-date-301343664.html

SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2021/28/c1689.html

%CIK: 0001401395

For further information: Steve West, Vice President Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 17:01e 28-JUL-21